SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  Attunity Ltd.
                                  -------------
                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.1 per share
                ------------------------------------------------
                         (Title of class of securities)

                                    M15332105
                                    ---------
                                 (CUSIP Number)

                             Henry I. Rothman, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                  212-704-6000
           ----------------------------------------------------------
           (Persons Authorized to Receive Notices and Communications)

                                December 30, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M15332105                     13D                  Page 2  of  9 Pages


--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Shimon Alon
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Israel
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           4,987,797 /1/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      4,987,797

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,987,797
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        28.16%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

----------
/1/ Includes 2,043,146 Ordinary Shares, 2,208,489 Series A Warrants and 736,162 Series B Warrants.

CUSIP No. M15332105                     13D                  Page 3  of  9 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ronald Zuckerman
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:

        PF
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       Israel
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power           0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power         4,987,797 /2/
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power      0
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power    4,987,797

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,987,797
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        28.16%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

----------
/2/ Includes 2,043,146 Ordinary Shares, 2,208,489 Series A Warrants and 736,162 Series B Warrants.

CUSIP No. M15332105                     13D                  Page 4  of  9 Pages


ITEM 1.  SECURITY AND ISSUER

         This Schedule relates to the Ordinary Shares, nominal value NIS 0.1 per share (the "Ordinary Shares") and Warrants of Attunity Ltd. (the "Issuer"). The Issuer's principal executive offices are located at Einstein Building, Tirat Carmel, Haifa, 39101, Israel.

ITEM 2.    IDENTITY AND BACKGROUND

         (a)-(c) and (f): This Schedule is filed by Shimon Alon, an individual who is an Israeli citizen and Ronald Zuckerman, an individual who is an Israeli citizen. Shimon Alon and Ronald Zuckerman are collectively referred to in this Schedule as the "Reporting Persons."

         The mailing address of Shimon Alon is 55 Rawson Rd., Brookline, MA 02445. The present principal occupation of Shimon Alon is Executive Vice President of VERITAS Software Corporation.

         The mailing address of Ronald Zuckerman is 9B Hahoresh St., Kfar Shmaryahu, Israel. The present principal occupation of Ronald Zuckerman is managing partner of an Israeli venture capital fund named Magnum Communication Fund.

         (d) and (e): During the past five years, neither of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Each Reporting Person utilized available cash assets from its personal funds to purchase 408,629 Ordinary Shares, 441,698 Series A Warrants (the "Series A Warrants") and 147,232 Series B Warrants (the "Series B Warrants," and collectively with the Ordinary Shares and the Series A Warrants, the "Securities") for a purchase price of $633,375.26 for each Reporting Person.

         Pursuant to the terms of that certain Attunity Ltd. Stockholders Agreement dated December 23, 2003 (the "Stockholders Agreement"), as more fully described below, the Reporting Persons were granted sole discretionary authority over the voting and disposition of the Securities which were purchased by, or assigned to, the following persons and entities pursuant to that certain Purchase Agreement dated December 23, 2003 (the "Purchase Agreement"), as more fully described below. Therefore, the Reporting Persons are also deemed to be the beneficial owners of the Securities held by the following persons and entities:

         o Sharon Kotlicki-Perry utilized available cash assets from her personal funds to purchase 204,315 Ordinary Shares, 220,849 Series A Warrants and 73,616 Series B Warrants for a purchase price of $316,687.63.

CUSIP No. M15332105                     13D                  Page 5  of  9 Pages


         o Avishai Kotlicki utilized available cash assets from her personal funds to purchase 102,157 Ordinary Shares, 110,425 Series A Warrants and 36,808 Series B Warrants for a purchase price of $158,343.815.

         o Genia Kotlicki utilized available cash assets from her personal funds to purchase 102,157 Ordinary Shares, 110,424 Series A Warrants and 36,808 Series B Warrants for a purchase price of $158,343.815.

         o GF Capital Management & Advisors LLC utilized available cash assets from its working capital to purchase 245,178 Ordinary Shares, 265,018 Series A Warrants and 88,341 Series B Warrants for a purchase price of $380,025.16.

         o Peter Luggen utilized available cash assets from his personal funds to purchase 163,452 Ordinary Shares, 176,679 Series A Warrants and 58,893 Series B Warrants for a purchase price of $253,350.10.

         o Barossa Finance Ltd. utilized available cash assets from its working capital to purchase 408,629 Ordinary Shares, 441,698 Series A Warrants and 147,232 Series B Warrants for a purchase price of $633,375.26.

ITEM 4.    PURPOSE OF TRANSACTION

         Pursuant to the Purchase Agreement by and among Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the "Sellers") and the Reporting Persons, on behalf of themselves, and GF Capital Management & Advisors LLC, Eli Perry, Peter Luggen and Barossa Finance Ltd. (the "Purchasers")/3/, the Sellers sold to the Reporting Persons and the Purchasers an aggregate of (i) 2,043,146 Ordinary Shares of the Issuer, (ii) Series A Warrants of the Issuer to purchase an aggregate of 2,208,489 Ordinary Shares at an exercise price of $1.75, and
(iii) Series B Warrants of the Issuer to purchase an aggregate of 736,162 Ordinary Shares at an exercise price of $2.25 for an aggregate purchase price of $3,166,876.30. The transactions contemplated by the Purchase Agreement closed on December 30, 2003.

         Pursuant to the terms of the Purchase Agreement, the Reporting Persons had the power to execute and deliver the Purchase Agreement on behalf of all the Purchasers.

         Pursuant to the terms of the Stockholders Agreement among the Reporting Persons and the Purchasers, the Reporting Persons have dispositive power over the acquisition, disposition and/or exercise of the Securities acquired pursuant to the Purchase Agreement. Further, the Reporting Persons were granted sole and discretionary power to exercise the voting rights of each of the Securities acquired pursuant to the Purchase Agreement.

----------
/3/ Subsequent to the signing of the Purchase Agreement on December 23, 2003 and prior to the closing of the transaction on December 30, 2003, Eli Perry assigned his interest in the Securities pursuant to the Purchase Agreement as follows: 50% of his interest to Sharon Kotlicki-Perry, 25% of his interest to Avishai Kotlicki and 25% of his interest to Genia Kotlicki. For purposes of this Schedule 13D, Sharon Kotlicki-Perry, Avishai Kotlicki and Genia Kotlicki will be deemed to be included in the definition of Purchasers.

CUSIP No. M15332105                     13D                  Page 6  of  9 Pages


         Pursuant to the terms of the Stockholders Agreement, the Securities acquired pursuant to the Purchase Agreement shall be voted, among other things, to elect the Reporting Persons to the Board of Directors of the Issuer. The Stockholders Agreement shall remain in force for a period of three (3) years from the date of the Agreement.

         Pursuant to a Term Sheet dated December 29, 2003 between the Issuer and the Reporting Persons (the "Term Sheet"), the Reporting Persons and other individuals were granted an option exercisable within thirty (30) days from the date of the Term Sheet to purchase $2,000,000.00 of convertible debentures from the Issuer and the Reporting Persons, solely, were granted an option exercisable within thirty (30) days from the date of the Term Sheet to acquire three-year warrants to purchase 450,000 Ordinary Shares of the Issuer at a price per share of $1.75 (the option to purchase the convertible debentures and the option to acquire three year warrants to be collectively, the "Purchase"). The Purchase can only be exercised in full and not in part.

         Pursuant to the Term Sheet, after the Purchase, the Reporting Persons and other individuals will be entitled to appoint two Board members of the Issuer as long as the Reporting Persons and other individuals hold at least fifteen percent (15%) of the outstanding share capital of the Issuer and one Board member as long as the Reporting Persons and other individuals hold at least five percent (5%) but less than fifteen percent (15%) of the outstanding share capital of the Issuer subject to certain additional parameters as more fully described in the Term Sheet. The Issuer agrees that the Reporting Persons, along with another individual, will be appointed as Board members to the Board of Directors of the Issuer upon closing of the debenture transaction and will serve as directors until the Issuer's 2004 annual general meeting of shareholders.

         Except as may be provided herein, in the Purchase Agreement, in the Stockholders Agreement, or in the Term Sheet, the Reporting Persons do not presently have any other plans or proposals which would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

         However, due to changing circumstances, the Reporting Persons may in the future elect otherwise and reserve their right to effectuate any and all changes which they deem in furtherance of the best interests of the Issuer.

CUSIP No. M15332105                     13D                  Page 7  of  9 Pages


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) (1) Shimon Alon beneficially owns 2,043,146 Ordinary Shares, Series A Warrants to purchase an aggregate of 2,208,489 Ordinary Shares and Series B Warrants to purchase an aggregate of 736,162 Ordinary Shares. Assuming the full exercise of the Series A Warrants and the Series B Warrants, Shimon Alon would beneficially own 4,987,797 Ordinary Shares which would constitute 28.16% of the issued and outstanding Ordinary Shares of the Issuer.

         (2) Ronald Zuckerman beneficially owns 2,043,146 Ordinary Shares, Series A Warrants to purchase an aggregate of 2,208,489 Ordinary Shares and Series B Warrants to purchase an aggregate of 736,162 Ordinary Shares. Assuming the full exercise of the Series A Warrants and the Series B Warrants, Ronald Zuckerman would beneficially own 4,987,797 Ordinary Shares which would constitute 28.16% of the issued and outstanding Ordinary Shares of the Issuer.

         As stated above, pursuant to the terms of the Stockholders Agreement, the Reporting Persons were given sole discretionary authority over the voting and disposition of the Securities purchased pursuant to the Purchase Agreement and therefore the Reporting Persons are deemed to be the beneficial owners of such Securities. The individual stock ownership for each Reporting Person and Purchaser is illustrated below:

         o Shimon Alon purchased 408,629 Ordinary Shares, 441,698 Series A Warrants and 147,232 Series B Warrants which would constitute 5.63% of the issued and outstanding Ordinary Shares of the Issuer.

         o Ronald Zuckerman purchased 408,629 Ordinary Shares, 441,698 Series A Warrants and 147,232 Series B Warrants which would constitute 5.63% of the issued and outstanding Ordinary Shares of the Issuer.

         o Sharon Kotlicki-Perry purchased 204,315 Ordinary Shares, 220,849 Series A Warrants and 73,616 Series B Warrants which would constitute 2.82% of the issued and outstanding Ordinary Shares of the Issuer.

         o Avishai Kotlicki purchased 102,157 Ordinary Shares, 110,425 Series A Warrants and 36,808 Series B Warrants which would constitute 1.41% of the issued and outstanding Ordinary Shares of the Issuer.

         o Genia Kotlicki purchased 102,157 Ordinary Shares, 110,424 Series A Warrants and 36,808 Series B Warrants which would constitute 1.41% of the issued and outstanding Ordinary Shares of the Issuer.

         o GF Capital Management & Advisors LLC purchased 245,178 Ordinary Shares, 265,018 Series A Warrants and 88,341 Series B Warrants which would constitute 3.38% of the issued and outstanding Ordinary Shares of the Issuer.

         o Peter Luggen purchased 163,452 Ordinary Shares, 176,679 Series A Warrants and 58,893 Series B Warrants which would constitute 2.25% of the issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. M15332105                     13D                  Page 8  of  9 Pages


         o Barossa Finance Ltd. purchased 408,629 Ordinary Shares, 441,698 Series A Warrants and 147,232 Series B Warrants which would constitute 5.63% of the issued and outstanding Ordinary Shares of the Issuer.

         (b) Each Reporting Person shares with the other the power to vote or direct the vote and dispose or direct the disposition as to the Securities beneficially owned by such Reporting Person.

         (c), (d) and (e): Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the knowledge of the Reporting Persons on the date hereof, except to the extent set forth herein or in the Exhibits herewith, neither the Reporting Persons nor any of the Purchasers have any other contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to Securities issued by the Issuer, including, but not limited to, transfer or voting of any such Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                Description
-----------                -----------

1                          Joint Filing Agreement

2                          Purchase Agreement dated December 23, 2003

3                          Stockholders Agreement dated December 23, 2003

4                          Term Sheet dated December 29, 2003

CUSIP No. M15332105                     13D                  Page 9  of  9 Pages




                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Persons certify that the information set forth in this Schedule is true, complete and correct.

         This Schedule may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 9, 2004

                                                  /s/ Shimon Alon
                                                  ------------------------------
                                                  Shimon Alon


                                                  /s/ Ronald Zuckerman
                                                  ------------------------------
                                                  Ronald Zuckerman

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         This Agreement is filed as an exhibit to this Schedule 13D being filed by Shimon Alon and Ronald Zuckerman in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13D to which this Agreement is attached is filed on behalf of the below-named persons, that they are each responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

         This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 9th day of January, 2004.

                                                  /s/ Shimon Alon
                                                  ------------------------------
                                                  Shimon Alon


                                                  /s/ Ronald Zuckerman
                                                  ------------------------------
                                                  Ronald Zuckerman

                                    EXHIBIT 2

                               PURCHASE AGREEMENT

         PURCHASE AGREEMENT, dated as of December 23, 2003, by and among Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the "Sellers") and Shimon Alon and Ron Zuckerman (the "Representatives"), on behalf of themselves and GF Capital Management & Advisors LLC, Eli Perry, Peter Luggen and Barossa Finance Ltd. (collectively with the Representatives, the "Purchasers").

                              W I T N E S S E T H:
                              - - - - - - - - - -

         WHEREAS, the Sellers desire to sell and transfer to the Purchasers an aggregate of (i) 2,043,146 shares (the "Shares") of the Ordinary Shares, nominal value NIS 0.1 per share (the "Ordinary Shares"), of Attunity Ltd. (the "Company"), (ii) Series A Warrants (the "Series A Warrants") to purchase an aggregate of 2,208,489 Ordinary Shares (the "Transferred Series A Warrants"), and (iii) Series B Warrants (the "Series B Warrants") to purchase an aggregate of 736,162 Ordinary Shares (the "Transferred Series B Warrants" and, collectively with the Shares and the Series A Warrants, the "Securities"), and the Purchasers desire to purchase the Securities from the Sellers all as more specifically provided herein; and

         WHEREAS, the Representatives have the power to execute and deliver this Agreement on behalf of all the Purchasers;

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

                                    ARTICLE I

                         PURCHASE AND SALE OF SECURITIES

         Section 1.1. Purchase and Sale of Securities. Upon the terms and subject to the conditions of this Agreement and on the basis of the representations, warranties and agreements contained herein, the Sellers shall sell, assign, transfer, convey and deliver to the Purchasers the Securities and the Purchasers shall purchase such Securities from the Sellers for an aggregate cash purchase price of $3,166,876.30 (the "Purchase Price"). The Securities to be purchased by each Purchaser and the portion of the Purchase Price to be paid by each Purchaser is set forth below the names of the Purchasers on the signature pages hereof. Upon consummation of the transactions contemplated hereby, the Purchasers shall pay the Purchase Price by one or more wire transfers of immediately available funds to an account or accounts previously specified by the Sellers. Notwithstanding the sale of the Securities, the Sellers shall retain all rights they may have against the Company under the Purchase Agreement, dated October 16, 2001 (the "Purchase Agreement"), the Registration Rights Agreement, dated October 24, 2001 (the "Registration Rights Agreement") and the other documents related to their purchase of the Securities from the Company (collectively, the "Transaction Documents"). Without limiting the generality of the foregoing, the Purchasers acknowledge that the Sellers have obtained a judgment against the Company in respect of certain liquidated damages owed to the Sellers pursuant to the terms of the Registration Rights Agreement (the "Judgment"). The Purchasers acknowledge that the purchase of the Securities as contemplated by this Agreement does not include any right, title or interest in the Judgment, any claims the Sellers may have against the Company or any rights of the Sellers accruing under the Registration Rights Agreement or otherwise, except for any claims that may arise under the Registration Rights Agreement after the Closing (as defined below) in respect of the Securities.

         Section 1.2. Closing. The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place on the date hereof or as soon thereafter as practicable at the offices of the Seller located at 153 E. 53rd Street, 55th floor, New York, New York 10022, or at such other time and place as the parties may agree to in writing (the date on which the Closing takes place, the "Closing Date").

         Section 1.3.  Transactions to be Effected at Closing.  At the Closing:

                  (a) The Sellers shall deliver to the Purchasers one or more certificates representing the Shares to be purchased by them accompanied by duly executed stock powers endorsed in blank.

                  (b) The Sellers shall deliver to the Company (i) one of more Series A Warrants and Series B Warrants, together with completed forms of assignment specifying that the Transferred Series A Warrants and Transferred Series B Warrants are being transferred to the Purchasers in the amounts provided above and (ii) instructions that new warrants representing the Transferred Series A Warrants and the Transferred Series B Warrants are to be reissued in the names of the Purchasers in the amounts provided above and any remaining Series A Warrants and Series B Warrants are to be reissued to the Sellers.

                  (c) The Sellers shall deliver to the Company, an opinion from Sellers' counsel (a copy of which shall be provided to the Purchasers), addressed to the Company, that the sale of the Transferred Series A Warrants and the Transferred Series B Warrants by the Sellers to the Purchasers may be made as contemplated by this Agreement without registration under the Securities Act of 1933, as amended (the "Act").

                  (d) The Company shall have delivered to the Sellers and the Purchasers an acknowledgment that the Securities have been transferred and an undertaking to resissue the Transferred Series A Warrants and the Transferred Series B Warrants in the names of the Purchasers and in the amounts provided above and reissue any remaining Series A Warrants and Series B Warrants to the Sellers promptly following the Closing.

                  (e) The Purchasers shall deliver the Purchase Price to the Sellers in accordance with Section 1.1.

                  (f) Each of the parties shall execute and deliver to the other parties hereto such other documents or instruments as any party hereto reasonably requests to effect the transactions contemplated hereby.

                  Section 1.3. Termination. In the event that the Closing does not occur on or before December 30, 2003, either the Sellers or the Purchasers may terminate this Agreement upon written notice to the other, provided that such failure is not the result of a breach by the party delivering such notice of its obligations hereunder. Time shall be of the essence.

                                   ARTICLE II

              REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

         The Sellers hereby, severally and not jointly, represent and warrant to the Purchasers as follows:

         Section 2.1. Authorization. The Sellers have the limited partnership power and authority to execute and deliver this Agreement and to perform their obligations hereunder, all of which have been duly authorized by all requisite limited partnership action. This Agreement has been duly authorized, executed and delivered by the Sellers and constitutes a valid and binding obligation of the Sellers, enforceable against the Sellers in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         Section 2.2. No Consents. Except to the extent set forth in Section 1.2, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other individual, partnership, corporation, joint stock company, unincorporated organization or association, trust or joint venture, or a governmental agency or political subdivision thereof (each, a "Person") is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by the Sellers.

         Section 2.3. Ownership of the Securities. The Sellers own the Securities beneficially and of record, free and clear of any liens, claims or encumbrances (collectively, "Encumbrances"), other than those created pursuant to the terms of the Transaction Documents and those applicable only to the Transferred Series A Warrants and the Transferred Series B Warrants arising under applicable federal and state securities laws. Except as set forth in the Transaction Documents, there are no agreements (i) granting any option, warrant or right of first refusal with respect to the Securities to any Person, (ii) restricting the right of the Sellers to sell the Securities to the Purchasers, or (iii) restricting any other right of the Sellers with respect to the Securities. Subject to compliance with the requirements of the Act and the Transaction Documents, the Sellers have the absolute and unrestricted right, power and capacity to sell, assign and transfer the Securities to the Purchasers free and clear of any Encumbrances (except for Encumbrances created pursuant to the Transaction Documents and those applicable only to the Transferred Series A Warrants and the Transferred Series B Warrants arising under applicable federal and state securities laws). Upon delivery to the Purchasers of the certificates representing the Securities in exchange for the Purchase Price, the Purchasers will acquire good, valid and marketable title to the Securities, free and clear of any Encumbrances created by the Sellers.

         Section 2.4. Affiliate Status. The Sellers are "affiliates" of the Company as that term is defined in Rule 144 promulgated under the Act.

         Section 2.5. Brokers. No Person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from the Sellers in connection with this Agreement or any of the transactions contemplated hereby.

         Section 2.6. Absence of Claims. Except for the Judgment and the matters giving rise thereto, the Sellers are not aware of any present claims they may have against the Company.

                                   ARTICLE III

             REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASERS

         The Purchasers hereby, severally and not jointly, represent and warrant to the Sellers as follows:

         Section 3.1. Authorization. Each Purchaser that is an entity has the power and authority (corporate, limited liability company, partnership and other) to execute and deliver this Agreement and to perform its obligations hereunder, all of which have been duly authorized by all requisite corporate, limited liability company or partnership action. Each Purchaser that is an individual has the power, capacity and authority to execute and deliver this Agreement and to perform his obligations hereunder, all of which have been duly authorized by all requisite action. This Agreement has been duly authorized, executed and delivered by each Purchaser and constitutes a valid and binding agreement of such Purchaser, enforceable against such Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         Section 3.2. Access to Information. Each Purchaser has received all information regarding the Company that he or it deems necessary or advisable to evaluate the risks and merits of an investment in the Securities. In addition, each Purchaser has had an opportunity to ask questions of and receive answers from the Sellers and representatives of the Company concerning the business of the Company, its condition and prospects (financial and other) and the terms and conditions of the offering of the Securities.

         Section 3.3. Accredited Investor. Each Purchaser is an "Accredited Investor" as such term is defined in Rule 501 of the rules and regulations of the Commission promulgated under the Securities Act.

         Section 3.4. Investment Decision. (a) Each Purchaser is acquiring the Securities for his or its own account for investment only and not for or with a view to resale or distribution in violation of the Act. No Purchaser has entered into any contract, undertaking, agreement or arrangement with any Person to sell, transfer or pledge to such person or anyone else the Securities in violation of the Act and no Purchaser has any present plans or intentions to enter into any such contract, undertaking, agreement or arrangement; provided, however, that by making the representations herein, no Purchaser agrees to hold the Securities for any minimum or other specific term and each Purchaser reserves the right to dispose of the Securities at any time in accordance with Federal and state securities laws applicable to such disposition.

         (b) Each Purchaser has the financial ability to bear the economic risk of losing his or its entire investment in the Securities, is prepared to bear the economic risk of its investment and can afford to sustain a complete loss of his or its investment therein.

         (c) Each Purchaser has substantial experience in making investment decisions of this type and, therefore, has such knowledge and experience in financial and business matters that he or it is capable of evaluating the merits and risks of an investment in the Securities.

         (d) Each Purchaser understands that the Shares and the Ordinary Shares issuable upon the exercise of the Transferred Series A Warrants and the Transferred Series B Warrants have been registered pursuant to a registration statement on Form F-3 (the "Registration Statement") and that the consummation of the sale of the Securities as provided herein may require the Company to prepare and file with the Commission a supplement to the most current prospectus relating to the Registration Statement or to prepare and file with the Commission a post-effective amendment to the Registration Statement which must be declared effective by the Commission and that any offers and sales of such shares by such Purchaser cannot occur prior to such time. Each Purchaser further understands that the Transferred Series A Warrants and the Transferred Series B Warrants constitute restricted securities within the meaning of Rule 144 promulgated under the Act, and that none of such warrants, or any interest therein, may be sold except pursuant to an effective registration statement under the Act or in a transaction exempt from registration under the Act, and understands the meaning and effect of such restriction.

         (e) Each Purchaser has considered and, to the extent he or it believed such discussion was necessary, discussed with his or its professional legal, tax and financial advisers the suitability of an investment in the Securities for the Purchaser's particular tax and financial situation and each Purchaser has determined that the Securities are a suitable investment for him or it.

         Section 3.5. Brokers. No person is or will be entitled to a broker's, finder's, investment banker's, financial adviser's or similar fee from any Purchaser in connection with this Agreement or any of the transactions contemplated hereby.

         Section 3.6. Financial Resources. The Purchasers have presently available to them sufficient cash resources to enable them to pay the Purchase Price at Closing and to perform the other obligations of the Purchasers hereunder.

                                   ARTICLE IV

         REPRESENTATIONS AND WARRANTIES REGARDING OF THE REPRESENTATIVES

         Section 4.1. Authority and Power. Each Representative has been appointed by each of the Purchasers (other than the Representatives) (the "Other Purchasers") to act as attorney-in-fact for each of the Other Purchasers pursuant to a current, valid and enforceable power of attorney executed by each of the Other Purchasers. The power of attorney conveyed by the Other Purchasers to the Representatives includes the power and authority (expressly, and not by implication) to execute and deliver this Agreement on behalf of the Other Purchasers. Upon the execution and delivery of this Agreement by the Representatives on behalf of the Other Purchasers, this Agreement will constitute a valid and binding agreement of each Other

Purchaser, enforceable against each Other Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         Section 4.2. Absence of Misstatement. To the best knowledge of each Representative after due inquiry, the representations and warranties of the Other Purchasers contained in Article III hereof are true and correct in all respects.

                                    ARTICLE V

                         SURVIVAL, AMENDMENT AND WAIVER

         Section 5.1. Survival. The representations and warranties contained in this Agreement or any certificate delivered in connection herewith shall survive the sale of the Securities as contemplated hereby.

         Section 5.2. Amendments. This Agreement (including the provisions of this Section 5.2) may not be amended or modified except by an instrument in writing signed on behalf of all of the parties affected by such amendment or modification.

         Section 5.3. Extension; Waiver. The parties hereto may (i) extend the time for performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements of the other parties hereto or satisfaction of any of the conditions to such party's obligations contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   ARTICLE VI

                                  MISCELLANEOUS

         Section 6.1. Notices. All notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand, when delivered by courier, three days after being deposited in the mail (registered or certified mail, postage prepaid, return receipt requested), or when received by facsimile transmission upon receipt of a confirmed transmission report, as follows:

If to the Sellers:                  c/o Special Situations Fund III, L.P.
                                    153 E. 53rd Street, 55th Floor
                                    New York, New York 10022
                                    Tel:  (212) 207-5600
                                    Fax:  (212) 207-6515
                                    Attention:  Austin Marxe

If to the Purchasers:               c/o Ron Zuckerman

                                    9B Hahoresh Street
                                    Kfar Shmaryahu, Israel

Any party hereto, by notice given to the other parties hereto in accordance with this Section 5.1 may change the address or facsimile transmission number to which such notice or other communications are to be sent to such party.

         Section 6.2. Expenses. Each of the parties hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein.

         Section 6.3. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the choice of law principles thereof. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

         Section 6.4. Assignment; Successors and Assigns; No Third Party Rights. This Agreement may not be assigned by operation of law or otherwise, and any attempted assignment shall be null and void. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

         Section 6.5. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original agreement, but all of which together shall constitute one and the same instrument.

         Section 6.6. Titles and Headings. The titles and headings in this Agreement are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

         Section 6.7. Entire Agreement. This Agreement constitute the entire agreement among the parties with respect to the matters covered hereby and thereby and supersede all previous written, oral or implied understandings among them with respect to such matters.

         Section 6.8. Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

         Section 6.9. Interpretation. Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, "herein," "hereto," "hereof" and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) words importing the masculine gender shall also include the feminine and neutral genders, and vice versa; and (iii) words importing the singular shall also include the plural, and vice versa.

         Section 6.10. No Strict Construction. Each of the parties hereto acknowledge that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

                  [Remainder of page intentionally left blank]

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                    SPECIAL SITUATIONS FUND III, L.P.



                                    By:  /s/ Austin Marxe
                                         ---------------------------------------
                                         Austin Marxe,
                                         General Partner

                                    SPECIAL SITUATIONS CAYMAN FUND, L.P.



                                    By:  /s/ Austin Marxe
                                         ---------------------------------------
                                         Austin Marxe,
                                         General Partner

                                    SPECIAL SITUATIONS TECHNOLOGY FUND, L.P.



                                    By:  /s/ Austin Marxe
                                         ---------------------------------------
                                         Austin Marxe,
                                         General Partner

                                    SPECIAL SITUATIONS TECHNOLOGY FUND II, L.P.

                                    By:  /s/ Austin Marxe
                                         ---------------------------------------
                                         Austin Marxe,
                                         General Partner

                                    SPECIAL SITUATIONS PRIVATE EQUITY FUND, L.P.

                                    By:  /s/ Austin Marxe
                                         ---------------------------------------
                                         Austin Marxe,
                                         General Partner

                        /s/ Shimon Alon
                        ---------------------------
                                 Shimon Alon
                        Purchase Price: $633,375.26
                        Number of Shares: 408,629
                        Number of Series A Warrants: 441,698
                        Number of Series B Warrants: 147,232


                        /s/ Ron Zuckerman
                        ---------------------------
                                 Ron Zuckerman
                        Purchase Price: $633,375.26
                        Number of Shares: 408,629
                        Number of Series A Warrants: 441,698
                        Number of Series B Warrants: 147,232


                        /s/ Ron Zuckerman
                        ---------------------------
                        Eli Perry, by Ron Zuckerman, as Attorney-in-Fact Purchase Price: $633,375.26
                        Number of Shares: 408,629
                        Number of Series A Warrants: 441,698
                        Number of Series B Warrants: 147,232



                        GF CAPITAL MANAGEMENT & ADVISORS LLC


                        By: /s/ Ron Zuckerman
                            ------------------------
                            Attorney-in-Fact
                        Purchase Price: $380,025.16
                        Number of Shares: 245,178
                        Number of Series A Warrants: 265,018
                        Number of Series B Warrants: 88,341


                        /s/ Ron Zuckerman
                        ---------------------------
                        Peter Luggen, by Ron Zuckerman, as Attorney-in-Fact Purchase Price: $253,350.10
                        Number of Shares: 163,452
                        Number of Series A Warrants: 176,679
                        Number of Series B Warrants: 58,893

                        BAROSSA FINANCE LTD.


                        By: /s/ Ron Zuckerman
                            ------------------------
                            Attorney-in-Fact
                        Purchase Price: $633,375.26
                        Number of Shares: 408,629
                        Number of Series A Warrants: 441,698
                        Number of Series B Warrants: 147,232

                                    EXHIBIT 3

                                  ATTUNITY LTD.

                             STOCKHOLDERS AGREEMENT

         This Stockholders Agreement is made on this 23rd day of December 2003 among Shimon Alon, Ron Zuckerman, GF Capital Management & Advisors, LLC, Peter Luggen, Sharon Kotlicki-Pery, Avishai Kotlicki, Genia Kotlicki and Barrossa Finance Ltd. (hereinafter collectively referred to as the "Investors" and each individually referred to as an "Investor").

                                 R E C I T A L S

         WHEREAS, the Investors have acquired certain securities of Attunity Ltd. (the "Company") itemized in Appendix A hereto (the "Securities"); and

         WHEREAS each Investor has invested the amount and thereby acquired the percentage interest in the Securities set forth in Appendix B; and

         WHEREAS the Investors wish to promote their mutual interests by agreeing to certain matters pertaining to their investment, including the disposition, exercise, conversion and voting of the Securities, representation on the Board of the Company and other matters affecting their investment;

         NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Investors hereby agree as follows:

1.       COVENANTS AND REPRESENTATIONS OF THE PARTIES

                  (a) LEGENDS. The certificates evidencing the Securities and all Ordinary Shares of the Company (as defined in Appendix A hereto) issued pursuant to any exercise or conversion of the Securities will bear the following legend reflecting the restrictions on the transfer of such securities contained in this Agreement in addition to those imposed by the federal securities laws:

                  "The securities evidenced hereby are subject to the terms of a Stockholders Agreement dated December 23, 2003 among the Investors identified therein, including certain restrictions on transfer. A copy of the Stockholders Agreement has been placed with Steve Kronengold, Esq. and is available upon request. Any transfer in contravention of the terms of the Stockholders Agreement shall be null and void."

                  (b) COVENANT NOT TO ENGAGE IN THE PURCHASE/SALE OF COMPANY SECURITIES. Each Investor hereby covenants not to engage, directly or indirectly, in the purchase or sale of Company securities whether individually or through any third person or entity. This negative covenant prohibits put and call transactions and any other investment mechanism that relates to the securities of the Company.

                  (c) REPRESENTATION AS TO NO ADDITIONAL INVESTMENT INTEREST. Each Investor hereby represents and warrants the he/it does not own, whether directly or indirectly, any beneficial interest in the securities of the Company other than his/its percentage interest in the Securities itemized in Appendix B hereto.

                  (d) EXCLUSION OF SECURITIES ISSUED AS COMPENSATION. The foregoing representations and covenants and the terms of this Agreement as a whole shall not apply to securities of the Company that are issued or granted to Messrs. Ron Zuckerman and/or Shimon Alon in consideration of services rendered to the Company in their capacities as members of the Board of Directors or otherwise. Such compensation that is excluded from the terms of this Agreement includes but is not limited to a three-year warrant to purchase 450,000 shares of the Company at a price of $1.75 per share.

         2.       AUTHORITY OVER DISPOSITIONS AND VOTING OF SHARES

                  (a) DISPOSITION OF THE SHARES. The Investors hereby agree that Messrs. Ron Zuckerman and Shimon Alon shall jointly, but not severally, have sole discretionary authority over the acquisition, disposition, exercise and/or conversion of the Securities. Without limiting the foregoing, Messrs. Zuckerman and Alon shall, acting jointly but not severally, have sole discretionary authority over the following: (1) the purchase of the Securities and the execution of all relevant documentation in connection therewith; (2) the sale of all or a portion of the Securities or any Ordinary Shares issued pursuant to the exercise or conversion of all or a portion of the Securities; (3) the exercise of all or a portion of the Series A Warrants and/or Series B Warrants itemized in Appendix A hereto; (4) the exercise of the option to purchase the Convertible Debentures itemized in Appendix A hereto and (5) the conversion of Convertible Debentures into Ordinary Shares. Any sale or exercise or conversion of Securities, or any Ordinary Shares issued pursuant to the exercise or conversion of all or a portion of the Securities, in contravention of this Section 2(a) shall be null and void.

                  (b) VOTING POWER. The Investors hereby appoint Messrs. Ron Zuckerman and Shimon Alon, acting jointly but not severally, as their Powers of Attorney with sole and discretionary power to exercise the voting rights of the Securities at any general or special meeting of shareholders of the Company or any other matter that requires the exercise of such voting rights. Messrs. Zuckerman and Alon may exercise the voting rights in person or by proxy.

                  (c) APPOINTMENT TO BOARD OF DIRECTORS. The Shares shall be voted, among other things, to elect Messrs. Zuckerman and Alon to the Board of Directors of the Company, where they shall dedicate their talents in furtherance of the best interests of the Company's shareholders.

3.       DISTRIBUTION OF PROCEEDS AND ALLOCATION OF EXERCISE PRICE

                  (a) DISTRIBUTION OF PROCEEDS FROM SALES. Proceeds from the sale of all or a portion of the Securities or any Ordinary Shares issued pursuant to the exercise or conversion of all or a portion of the Securities shall be distributed to the Investors on a pro rata basis corresponding to each Investor's investment interest itemized in Appendix B hereto.

                  (b) ALLOCATION OF EXERCISE PRICE. In the event Messrs. Zuckerman and Alon, acting jointly, exercise the Investors' option to purchase the Convertible Debentures or exercise all or a portion of the Series A and/or series B Warrants described in Appendix A, then each Investor shall contribute a pro rata portion of the exercise price corresponding to his/its investment interest itemized in Appendix B hereto.

         4.       TERM AND TERMINATION

                  (a) TERM. This Agreement shall remain in force for a period of three (3) years from the date of this Agreement.

                  (b) TERMINATION. Irrespective of Section 4(a), above, this Agreement shall terminate immediately upon the occurrence of either of the following:

                           (i) The Investors agree in writing to terminate this
                  Agreement; or

                           (ii) The sale of all of the Securities and Ordinary
Shares issued pursuant to the exercise or conversion of the Securities that are the subject of this Agreement.



         5.       MISCELLANEOUS

                  (a) ENTIRE AGREEMENT; AMENDMENT. This Agreement and its Appendices contains the entire agreement and understanding of the Investors relating to the subject matter hereof and supersedes all prior or contemporaneous written or oral understandings among them. Any amendment to this Agreement must be in writing and signed by all of the Investors.

                  (b) SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the Investors.

                  (c) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York. Any dispute arising out of, relating to or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the federal courts of the State of New York.

                  (d) SEVERABILITY. In the event that any part of this Agreement shall be held illegal or unenforceable by any court or administrative body of competent jurisdiction, such determination shall not affect the remaining terms of this Agreement, which shall remain in full force and effect.

                  (e) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same Agreement.

         IN WITNESS WHEREOF, the Investors hereto have executed this Stockholders Agreement on this 23rd day of December 2003.


/s/ Shimon Alon                                     /s/ Sharon Kotlicki-Perry
-----------------------                             -------------------------
Shimon Alon                                         Sharon Kotlicki-Perry


/s/ Ron Zuckerman                                   /s/ Genia Kotlicki
------------------------                            -------------------------
Ron Zuckerman                                       Genia Kotlicki


/s/ Gary Fuhrman                                    /s/ Avishai Kotlicki
-------------------------                           -------------------------
GF Capital Management and Advisors LLc.             Avishai Kotlicki


/s/ Peter Luggen
-------------------------
Peter Luggen


/s/ Ryan Rudolph
--------------------------
Barrossa Finance Ltd.

                                   APPENDIX A

                      SECURITIES ACQUIRED BY THE INVESTORS

         1. The Investors have purchased the following securities of the Company from Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. pursuant to a Share Purchase Agreement dated December 23, 2003:

         (i) 2,043,146 Ordinary Shares, nominal value NIS 0.1 per share, of the Company;
         (ii) Series A Warrants (the "Series A Warrants") to purchase an aggregate of 2,208,488 Ordinary Shares; and
         (iii) Series B Warrants (the "Series B Warrants") to purchase an aggregate of 736,162 Ordinary Shares.

          2. In addition, the Investors have acquired an option to purchase $2,000,000 of convertible debentures (the "Convertible Debentures") from the Company pursuant to a binding Term Sheet dated December 29, 2003.

                                   APPENDIX B

INVESTOR                                        AMOUNT                    %
--------                                        ------                    -
SHIMON ALON                                  633,375.26US$               20%
RON ZUCKERMAN                                633,375.26US$               20%
GF CAPITAL MANAGEMENT AND ADVISORS LLC.     380,025.16 US$               12%
PETER LUGGEN                                 253,350.10US$                8%
SHARON KOTLICKI-PERY                         316,687.63US$               10%
GENIA KOTLICKI                              158,343.815US$                5%
AVISHAI KOTLICKI                            158,343.815US$                5%
BAROSSA FINANCE LTD.                         633,375.26US$               20%

                                    EXHIBIT 4

               TERM SHEET FOR THE OPTION TO PURCHASE $2,000,000 OF
                   CONVERTIBLE DEBENTURES FROM ATTUNITY LTD.

Date:                                  December 29, 2003.

Company or Attunity:                   Attunity Ltd., a publicly held Israeli
                                       company traded on NASDAQ.

Purchaser:                             A group of individuals including Ron
                                       Zuckerman, Shimon Alon and others.

SSF: Special Situations Fund III, L.P. and Special Situations Private Equity Fund, L.P. and Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. and Special Situations Cayman Fund, L.P.

Representation and Warranties:         The Purchaser has received from the
                                       Company its 20F for the year 2002 and
                                       the quarterly financial results of 2003.
                                       The Company will provide the Purchaser
                                       with representations and warranties
                                       typically given in transactions of this
                                       kind and covering other matters arising
                                       from Purchaser's due diligence.

The SSF Lawsuit:                       SSF filed a lawsuit against the Company
                                       for late registration of the shares that were issued to them by the Company in accordance with the SSF purchase agreement. The court of first instance ruled in favor of SSF and the Company has recently appealed. The company recorded in its financial statements a provision of $800,000, which the Company in good faith believes and represents as the accurate provision to be recorded in accordance with U.S. GAAP and as certified by the Company's outside auditor as a result of the SSF Lawsuit.
                                       The Company presented to the Purchaser
                                       the details of the SSF Law Suit and its
                                       current status.

The Lease in the US:                   The Company has a lease agreement for
                                       offices in Burlington, MA. The company
                                       moved to new offices and notified the
                                       landlord to find an alternative tenant.
                                       The Company has not paid for the lease
                                       and the landlord has filed a lawsuit
                                       against the Company. The Company
                                       recorded a provision of $700,000 in its
                                       financial statements, which the Company
                                       in good faith believes and represents as the accurate provision to be recorded in accordance with U.S. GAAP and as certified by the

                                       Company's outside auditors as a result
                                       of the U.S. lease. The Company is
                                       negotiating a settlement with the
                                       landlord to terminate the lease
                                       agreement.

The Purchase of the SSF
Shares and Warrants:                   Purchaser has signed an agreement to
                                       purchase from SSF 2,043,146 shares plus
                                       approximately 2,208,489 warrants at an
                                       exercise price of $1.75 plus
                                       approximately 736,162 warrants at an
                                       exercise price of $2.25.



The Option to Purchase Convertible
Debentures and Warrants:               Attunity grants Purchaser an option (the
                                       "Option") exercisable within thirty (30) days from the date of this Term Sheet, to purchase (the "Purchase") $2,000,000 of convertible debentures from the
                                       Company (the "Debentures") and
                                       three-year warrants to purchase 450,000
                                       Ordinary Shares of Attunity at a price
                                       per share of $1.75 (the "Three-Year
                                       Warrants"). The Option can only be
                                       exercised in full and not in part. The
                                       term of the Debentures will be until the earlier of (i) the merger of the Company into another company in which the Company is not the surviving entity,
                                       (ii) the purchase of all or
                                       substantially all of the shares or
                                       assets of the Company, and (iii) five
                                       (5) years from the date of issuance. The outstanding principal amount of the
                                       Debentures will accrue interest at the
                                       rate of 5% per annum, payable
                                       semi-annually in cash. Any portion of
                                       the Debentures will be convertible at
                                       any time at the election of the holders
                                       of at least 50% of the principal amount
                                       into the Company's ordinary shares at a
                                       price per share of $1.75. This option is conditioned upon the closing of the Purchase of the SSF Shares and Warrants by Purchaser before December 30, 2003.

                                       The conversion price of the Debentures
                                       will be subject to customary
                                       anti-dilution protections and
                                       adjustments for bonus shares,
                                       recapitalizations and the like. The
                                       conversion price of the Debentures will
                                       be protected by a "ratchet" clause
                                       similar to the ratchet included in
                                       Section 8(f) of the SSF Warrants, except that this ratchet will not apply to any transaction with the Purchaser or any affiliates of the Purchaser.

                                       After the Purchase, Purchaser will be
                                       entitled to appoint two Board members as long as it holds at least 15% of the outstanding share capital of Attunity and one Board member as long as it holds at least 5% but less than 15% of the outstanding share capital of Attunity; however,

                                       Attunity agrees that Ron Zuckerman,
                                       Shimon Alon and Ben Nye will be
                                       appointed as Board members to the Board
                                       of Directors of the Company upon closing of the Debenture transaction and will serve as directors until the Company's 2004 annual general meeting of shareholders. The appointment of Shimon Alon and Ben Nye as directors to Attunity is subject to the approval of Veritas where they have a non- compete commitment until June 30th, 2004. In the event that the Purchaser does not purchase the Debentures but only purchases the SSF Shares and Warrants, the Purchaser shall have the same rights with regard to nomination of a director as SSF currently has.

Liquidation Preference and
approval of any Senior debt            In the event of any liquidation,
                                       dissolution or winding up of the
                                       Company, the Purchaser will be entitled
                                       to receive a liquidation preference
                                       equal to the principal amount of the
                                       Convertible Debentures which have not
                                       been converted into Ordinary Shares
                                       prior to such time ("Preference
                                       Amount"). Consent of the Purchaser shall be required for any action by the Company that authorizes, creates, reclassifies or issues any debt or equity security having preferences senior to or parity with the Debentures.



Redemption                             Any part of the principal amount of the
                                       Debentures which has not been converted
                                       shall be redeemed in cash at maturity.




Registration:                          All of the Ordinary Shares underlying
                                       the 450,000 warrants and the Debentures
                                       shall be registered not later than 120
                                       days after the closing of the Purchase
                                       and receipt of all required regulatory
                                       approvals.

The  SSF Warrants
Acquired by Purchaser:                 The term of the SSF Warrants purchased
                                       by Purchaser from SSF is until November
                                       2005. Attunity agrees that the term of
                                       the SSF Warrants Term will be extended
                                       by one (1) year. In addition, the `Call
                                       Provision" in Section 18 of the SSF
                                       Warrants will be changed so that it will be applicable only after January 1, 2005.

                                       The ratchet specified in Section 8(f) of the SSF warrants acquired by Purchaser will apply to the Debentures transaction herein but the exercise price will not be lower then $2.00 per share. In addition, the ratchet specified in
                                       Section 8(f) of the SSF warrants
                                       acquired by Purchaser will
                                       apply to any other future transaction
                                       except for transaction with the
                                       Purchaser or any affiliates of the
                                       Purchaser.

Ron Zuckerman, Ben Nye
and  Shimon Alon
 Services agreement:                   Subject to the closing of the Purchase,
                                       Ron Zuckerman, Ben Nye and Shimon Alon
                                       will provide to the Company consulting
                                       services in the amount of 105 days per
                                       year accumulatively, for a period of
                                       three years. For these services, Messrs.
                                       Alon, Nye and Zuckerman will receive the same compensation (in cash and options) as all non-employee directors of
                                       Attunity.

Board of Directors:                    The Board of Directors includes: Anat
                                       Segal, Arie Gonen (Chairman), Dani Falk,
                                       Roni Ferber. The Board decided to also
                                       appoint Dr. Dov Biran as a director for
                                       the Company. The appointment of these
                                       directors will be brought for approval
                                       by the shareholders at the next AGM.

Employee Options:                      The Company intends to issue up to
                                       1,000,000 options to its employees from
                                       an existing pool of stock option,
                                       currently available. In addition, the
                                       Board of Attunity approved a new
                                       1,000,000 stock option plan to be
                                       approved by shareholders in the December
                                       30, 2003 AGM.

Gonen's Employment Agreement:          The Audit Committee and Board of
                                       Attunity approved Gonen's appointment as
                                       CEO of the Company in addition to his
                                       position as Chairman of the Board. Gonen agreed to spend 66% of his time in the US during 2004. The Audit Committee and the Board of Attunity approved that as part of his new appointment as CEO, the Company will grant Gonen additional
                                       600,000 stock options at $1.75. The
                                       terms of the 600,000 stock options were
                                       approved by the Board of Attunity.
                                       Gonen's other compensation terms
                                       remained substantially unchanged.
                                       Gonen's appointment and changes to
                                       employment agreement (including the
                                       above options) should be approved by the shareholders at the AGM to be held in December 30, 2003.

                                       In the event the Company terminates
                                       Gonen' position as CEO while otherwise
                                       continuing his employment with the
                                       Company, such termination shall not
                                       trigger the severance payment,
                                       consultancy and other termination
                                       payment/protective provisions in Gonen's employment agreement.

                                       Subject to the closing of the Purchase,
                                       in the event the Company wishes to
                                       terminate Gonen's employment agreement
                                       with the Company due to the failure of
                                       the Company to achieve its financial
                                       milestones agreed to from time to time
                                       by Gonen and the Board, the Company
                                       shall have the right to pay Gonen a one
                                       time upfront payment lump-sum of
                                       $250,000 instead of the payments that
                                       Gonen is entitled to as part of the
                                       services component included in Gonen's
                                       employment agreement and Gonen will not
                                       be required to provide the related
                                       services.

Confidentiality:                       The Purchaser and the Company and any
                                       other person acting on their behalf
                                       shall keep this Term Sheet and related
                                       correspondence in strict confidence, and shall not issue any public statement or press release concerning this transaction without mutual prior written approval of the substance and form of any such statement or release subject to Attunity's obligations to make disclosure pursuant to applicable law.

Press Release:                         In the event that Purchaser purchases
                                       the SSF Shares and Warrants and
                                       purchases the Debentures, both parties
                                       will issue one mutually agreed press
                                       release covering the two transactions.

Expenses:                              At the closing of the Purchase, the
                                       Company will pay the Purchaser $60,000
                                       as reimbursement of costs and expenses
                                       in connection with the Purchase. It is
                                       also agreed that if the shareholders of
                                       Attunity do not approve the Purchase and all other terms specified herein, including the changes to the SSF
                                       Warrants, at the closing of the
                                       Purchase, Attunity will reimburse the
                                       Purchaser's reasonable out of pocket
                                       expenses relating to the Purchase in the amount of $50,000.

Finders Fee                            Subject to the Closing, the Company
                                       acknowledges that it will be required to pay a finders fee of $150,000 to a third party designated by the Purchaser.

Definitive Agreement and
Due Diligence:                         During a thirty-day period beginning
                                       with the date of execution of this Term
                                       Sheet, the Purchaser will conduct due
                                       diligence on the Company and the
                                       Company's management team will cooperate with the Purchaser to help expedite the due diligence process. By no later than the end of such thirty-day period, unless extended by mutual agreement of the parties, Purchaser will notify
                                       Attunity of its decision whether to
                                       exercise the Option. In
                                       the event that the Purchaser exercises
                                       the Option as aforesaid, definitive
                                       agreements will be signed within
                                       fourteen (14) days from the date of such exercise. Upon exercise of the Option, this Term Sheet shall serve as a binding agreement until such definitive agreements are signed. However, this
                                       Term Sheet is binding on the Company's
                                       behalf as of the date herein.

Shareholders' Approval:                The Purchase, the extension of the Term
                                       of the SSF Warrants and the Ron
                                       Zuckerman, Ben Nye and Shimon Alon
                                       Services agreement are conditional upon
                                       the approval of Attunity's shareholders.
                                       Attunity will start a process of
                                       convening a shareholders meeting
                                       immediately after the exercise of the
                                       Option. The funds that Purchaser invests in the Company under the Purchase will be transferred at the closing which will be held as soon as practicable after approval of the Purchase by Attunity's shareholders, but in no event later than seven (7) days from such approval.

Market Stand-off (lock-up)             Purchaser, and Arie Gonen shall be bound
                                       by a 180-day market stand-off or lock-up period. The Company shall use its best efforts to obtain also the agreement of Messrs. Biran and Sagie to such market stand-off. If the Company is unable to obtain Messrs. Biran and Sagie's agreement to the market stand-off, then
                                       Purchaser at his option may terminate
                                       this stand-off restriction.

Attunity Board of Directors
Approval This Term Sheet was approved by the Audit Committee and Board of Directors of Attunity held on December 28th, 2003 and the Board authorized Arie Gonen to execute this Term Sheet and all related documents.



IN WITNESS WHEREOF, the parties hereto have executed this Term Sheet on the date first written above:


   /s/ Arie Gonen                               /s/ Ron Zuckerman
   -----------------------------                --------------------------------
   ATTUNITY LTD.                                PURCHASER

By: ARIE GONEN, CHAIRMAN                        /s/ Shimon Alon
                                                --------------------------------
                                                PURCHASER

                                                By: RON ZUCKERMAN
                                                By: SHIMON ALON

                                IRREVOCABLE PROXY

The undersigned shareholder of Attunity Ltd., an Isreali company ("Attunity"), hereby irrevocably appoints Ron Zuckerman and/or Shimon Alon, as the sole and exclusive attorney-in-fact and proxy of the undersigned, with full power of substitution and resubstitution, for and in the name of the undersigned, to vote all the ordinary shares, par value NIS 0.1 per share, of Attunity which the undersigned would be entitled to vote as fully as the undersigned could if personally present at a Meeting of Shareholders of Attunity, in favor of a resolution ratifying the Agreement between Attunity Ltd and Ron Zuckerman and Shimon Alon which was approved by the Board of Directors of Attunity Ltd. on December 28, 2003. This Irrevocable Proxy is irrevocable and is coupled with an interest.

                                            /s/ Arie Gonen
                                            ----------------------------
                                            Arie Gonen

                                IRREVOCABLE PROXY

The undersigned shareholder of Attunity Ltd., an Isreali company ("Attunity"), hereby irrevocably appoints Ron Zuckerman and/or Shimon Alon, as the sole and exclusive attorney-in-fact and proxy of the undersigned, with full power of substitution and resubstitution, for and in the name of the undersigned, to vote all the ordinary shares, par value NIS 0.1 per share, of Attunity which the undersigned would be entitled to vote as fully as the undersigned could if personally present at a Meeting of Shareholders of Attunity, in favor of a resolution ratifying the Agreement between Attunity Ltd and Ron Zuckerman and Shimon Alon which was approved by the Board of Directors of Attunity Ltd. on December 28, 2003. This Irrevocable Proxy is irrevocable and is coupled with an interest.

                                            /s/ Dov Biran
                                            ----------------------------
                                            Dr. Dov Biran

                                IRREVOCABLE PROXY

The undersigned shareholder of Attunity Ltd., an Isreali company ("Attunity"), hereby irrevocably appoints Ron Zuckerman and/or Shimon Alon, as the sole and exclusive attorney-in-fact and proxy of the undersigned, with full power of substitution and resubstitution, for and in the name of the undersigned, to vote all the ordinary shares, par value NIS 0.1 per share, of Attunity which the undersigned would be entitled to vote as fully as the undersigned could if personally present at a Meeting of Shareholders of Attunity, in favor of a resolution ratifying the Agreement between Attunity Ltd and Ron Zuckerman and Shimon Alon which was approved by the Board of Directors of Attunity Ltd. on December 28, 2003. This Irrevocable Proxy is irrevocable and is coupled with an interest.

                                            /s/ Ike Sagie
                                            ----------------------------
                                            Ike Sagie

Attunity Ltd.
Einstein Building
Tirat Carmel

Dear Sirs:

         Without the prior written consent of Attunity Ltd., an Israeli company (the "COMPANY"), the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares, par value NIS
0.1 nominal value per share (the "ORDINARY SHARES"), of the Company (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and the Ordinary Shares that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Ordinary Shares or substantially similar securities owned by the undersigned on the date of execution of this Lock-Up Letter Agreement, or sell or grant options, rights or warrants with respect to any shares of Ordinary Shares or substantially similar securities (other than the grant of options pursuant to option plans existing on the date hereof) or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, for a period of 180 days after the date of this Lock-Up Letter Agreement.

         Notwithstanding the foregoing, if the undersigned is an individual, he or she may transfer any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares either during his or her lifetime or upon death by will or intestacy to his or her immediate family or to a trust if the beneficiaries of such trust are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however , that prior to any such transfer each transferee shall execute an agreement substantially identical to this agreement and which shall be satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such Ordinary Shares, or securities convertible into or exchangeable or exercisable for Ordinary Shares, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. In addition, if the undersigned is a partnership, the partnership may transfer any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares to a partner of such partnership, to a retired partner of such partnership, or to the estate of any such partner or retired partner, and any such partner who is an individual may transfer such Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares by gift, will or intestacy to a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement substantially identical to this agreement and which shall be satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For purposes of this paragraph, "immediate family" shall mean spouse, lineal descendant, father, mother, brother, sister or domestic partner of the transferor.

         In furtherance of the foregoing, the Company and its Transfer Agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

         This Lock-Up Letter Agreement will be governed by and construed in accordance with the laws of the State of Israel.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                                         Very truly yours,

                                         By: /s/ Arie Gonen
                                             -----------------------------------
                                         Name: Arie Gonen

Date: December 29, 2003

Attunity Ltd.
Einstein Building
Tirat Carmel

Dear Sirs:

         Without the prior written consent of Attunity Ltd., an Israeli company (the "COMPANY"), the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares, par value NIS
0.1 nominal value per share (the "ORDINARY SHARES"), of the Company (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and the Ordinary Shares that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Ordinary Shares or substantially similar securities owned by the undersigned on the date of execution of this Lock-Up Letter Agreement, or sell or grant options, rights or warrants with respect to any shares of Ordinary Shares or substantially similar securities (other than the grant of options pursuant to option plans existing on the date hereof) or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, for a period of 180 days after the date of this Lock-Up Letter Agreement.

         Notwithstanding the foregoing, if the undersigned is an individual, he or she may transfer any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares either during his or her lifetime or upon death by will or intestacy to his or her immediate family or to a trust if the beneficiaries of such trust are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however , that prior to any such transfer each transferee shall execute an agreement substantially identical to this agreement and which shall be satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such Ordinary Shares, or securities convertible into or exchangeable or exercisable for Ordinary Shares, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. In addition, if the undersigned is a partnership, the partnership may transfer any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares to a partner of such partnership, to a retired partner of such partnership, or to the estate of any such partner or retired partner, and any such partner who is an individual may transfer such Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares by gift, will or intestacy to a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement substantially identical to this agreement and which shall be satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For purposes of this paragraph, "immediate family" shall mean spouse, lineal descendant, father, mother, brother, sister or domestic partner of the transferor.

         In furtherance of the foregoing, the Company and its Transfer Agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

         This Lock-Up Letter Agreement will be governed by and construed in accordance with the laws of the State of Israel.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.


                                         Very truly yours,

                                         By: /s/ Dov Biran
                                             -----------------------------------
                                         Name: Dov Biran


Date: December 29, 2003

Attunity Ltd.
Einstein Building
Tirat Carmel

Dear Sirs:

         Without the prior written consent of Attunity Ltd., an Israeli company (the "COMPANY"), the undersigned will not, directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any Ordinary Shares, par value NIS
0.1 nominal value per share (the "ORDINARY SHARES"), of the Company (including, without limitation, Ordinary Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and the Ordinary Shares that may be issued upon exercise of any option or warrant) or securities convertible into or exchangeable for Ordinary Shares or substantially similar securities owned by the undersigned on the date of execution of this Lock-Up Letter Agreement, or sell or grant options, rights or warrants with respect to any shares of Ordinary Shares or substantially similar securities (other than the grant of options pursuant to option plans existing on the date hereof) or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or other securities, in cash or otherwise, for a period of 180 days after the date of this Lock-Up Letter Agreement.

         Notwithstanding the foregoing, if the undersigned is an individual, he or she may transfer any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares either during his or her lifetime or upon death by will or intestacy to his or her immediate family or to a trust if the beneficiaries of such trust are exclusively the undersigned and/or a member or members of his or her immediate family; provided, however , that prior to any such transfer each transferee shall execute an agreement substantially identical to this agreement and which shall be satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such Ordinary Shares, or securities convertible into or exchangeable or exercisable for Ordinary Shares, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. In addition, if the undersigned is a partnership, the partnership may transfer any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares to a partner of such partnership, to a retired partner of such partnership, or to the estate of any such partner or retired partner, and any such partner who is an individual may transfer such Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares by gift, will or intestacy to a member or members of his or her immediate family; provided, however, that prior to any such transfer each transferee shall execute an agreement substantially identical to this agreement and which shall be satisfactory to the Company, pursuant to which each transferee shall agree to receive and hold such Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares, subject to the provisions hereof, and there shall be no further transfer except in accordance with the provisions hereof. For purposes of this paragraph, "immediate family" shall mean spouse, lineal descendant, father, mother, brother, sister or domestic partner of the transferor.

         In furtherance of the foregoing, the Company and its Transfer Agent are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Letter Agreement.

         This Lock-Up Letter Agreement will be governed by and construed in accordance with the laws of the State of Israel.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Letter Agreement and that, upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

                                         Very truly yours,

                                         By: /s/ Ike Sagie
                                             -----------------------------------
                                         Name: Ike Sagie


Date: December 29, 2003